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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

TESSCO Technologies Incorporated
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
872386107
(CUSIP Number)
Robert J. Mittman, Esquire
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174-0208
(212) 885-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	872386107	Page	2	of	9

1	NAMES OF REPORTING PERSONS BRIGHTPOINT, INC. 35-1778566

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Indiana

	7	SOLE VOTING POWER

NUMBER OF		470,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		470,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	470,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.12%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1   The calculation of the foregoing percentage is based on 5,152,159 Shares issued and outstanding as of November 1, 2007 according to the Quarterly Report on Form 10-Q of the Issuer for the three months ended September 30, 2007 and filed with the Securities and Exchange Commission on November 14, 2007.

Item 1. SECURITY AND ISSUER.
     This statement relates to shares of the Common Stock, par value $.01 per share (the “Shares”), of TESSCO Technologies Incorporated, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11126 McCormick Road, Hunt Valley, Maryland 21031.
Item 2. IDENTITY AND BACKGROUND.
     (a) — (c) This Statement is filed by Brightpoint, Inc., an Indiana corporation (“Brightpoint”). The address of Brightpoint’s principal executive offices is 2601 Metropolis Parkway, Suite 210, Plainfield, Indiana 46168. Brightpoint’s principal business is the distribution of wireless devices and accessories and the provision of customized logistic services to the wireless industry.
     The name, business address and present principal occupation or employment of each executive officer and director of Brightpoint, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and incorporated herein by reference.
     (d) - (e) In September 2003, Brightpoint settled the investigation of certain matters including the accounting treatment of a certain contract entered into with an insurance company conducted by the Securities and Exchange Commission (the “SEC”). Pursuant to the settlement, Brightpoint, without admitting or denying any of the SEC’s allegations, consented to the entry of an administrative order (the “Order”) to cease and desist from violations of the anti-fraud, books and records, internal controls and periodic reporting provisions of the Securities Exchange Act of 1934 and the anti-fraud provisions of the Securities Act of 1933. Brightpoint also agreed to certain undertakings and to pay a $450,000 fine upon the entry of an Order in the United States District Court for the Southern District of New York.
     Except as set forth in this Schedule 13D, during the last five years, neither Brightpoint, nor, to the knowledge of Brightpoint, any of the individuals referred to in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
     (f) The citizenship of each executive officer and director of Brightpoint is set forth on Schedule I hereto.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The aggregate purchase price of the 470,000 Shares owned directly by Brightpoint is approximately $7,338,742, including brokerage commissions. The source of funding for the purchase price of the Shares was, and the source of funding for the purchase of any additional Shares is currently expected to be, the general working capital of Brightpoint.
Item 4. PURPOSE OF TRANSACTION.
     Brightpoint purchased the Shares because it believes that the Shares are currently undervalued in the marketplace and represent an attractive investment opportunity.
     Depending upon then prevailing market conditions, other investment opportunities available to Brightpoint, the availability of Shares at prices that would make the purchase of additional Shares desirable and other investment considerations, Brightpoint may endeavor to increase its position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as Brightpoint may deem advisable. Brightpoint reserves the right to dispose of any or all of its Shares in the open market or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.
     Brightpoint intends to review its investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the Issuer’s response to the actions suggested by Brightpoint, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Brightpoint may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making other proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, communicating with the Issuer or other investors or changing its intention with respect to any and all matters referred to in Item 4.
     Except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above, Brightpoint does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j), inclusive, of the instructions to Item 4 of Schedule 13D. Brightpoint may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.
Item 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a) As of 4:00 pm, New York City time, on the filing date of this Schedule 13D, Brightpoint beneficially owned, in the aggregate, 470,000 Shares, representing approximately 9.12% of the Issuer’s outstanding Shares (based upon the 5,152,159 Shares reported to be issued and outstanding as of November 1, 2007 according to the Quarterly Report on Form 10-Q of the Issuer for the three months ended September 30, 2007 and filed with the Securities and Exchange Commission on November 14, 2007.
     (b) Brightpoint directly owns and has sole voting power and sole dispositive power with respect to all of the Shares reported in this Schedule 13D as being beneficially owned by it. To the knowledge of Brightpoint, none of the individuals referred to in Schedule I have the sole or shared power to vote or direct the vote, or have the sole or shared power to dispose or direct the disposition, of any Shares.
     (c) Schedule II attached hereto lists all transactions in the Shares during the past sixty (60) days by Brightpoint, and, unless otherwise indicated on Schedule II, all of such transactions were effected in the open market. Except as set forth on Schedule II, neither Brightpoint, nor, to the knowledge of Brightpoint, any of the individuals referred to in Schedule I, has effected any transaction in the Shares during the past sixty (60) days.
     (d) Except for Brightpoint, no person is known by Brightpoint to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Brightpoint.
     (e) Not applicable.
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF
              THE ISSUER.
     To the knowledge of Brightpoint, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or Schedule I and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.
Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Press Release dated November 19, 2007 announcing the filing of this Schedule 13D by Brightpoint, Inc.

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 19, 2007

BRIGHTPOINT, INC.
/s/ Steven E. Fivel
Name:	Steven E. Fivel
Title:	Executive Vice President, General Counsel and Secretary

Schedule I
EXECUTIVE OFFICERS AND DIRECTORS OF BRIGHTPOINT, INC.
     Set forth below is a list of the executive officers and directors of Brightpoint, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. Unless otherwise indicated below, the business address of each person is c/o Brightpoint, Inc., 2601 Metropolis Parkway, Suite 210, Plainfield, Indiana 46168.

Present Principal Occupation and
Name	Citizenship	Business Address of Such Organization

Robert J. Laikin	United States	Chairman of the Board, Chief Executive Officer and Director
J. Mark Howell	United States	Co-Chief Operating Officer and President, Americas Division
Michael Koehn Milland	Denmark	Co-Chief Operating Officer and President, International Operations
Anthony Boor	United States	Executive Vice President, Chief Financial Officer and Treasurer
Steven E. Fivel	United States	Executive Vice President, General Counsel and Secretary
Vincent Donargo	United States	Vice President, Chief Accounting Officer and Controller
R. Bruce Tomlinson	Australia	President, Asia Pacific Division
John Alexander du Plessis Currie	United Kingdom	President, Emerging Markets
Eliza Hermann	United States	Director; Vice President Human Resources Strategy & Planning of BP plc
Jorn P. Jensen	Denmark	Director; Executive Vice President and Chief Financial Officer of Carlsberg A/S
Thorleif Krarup	Denmark	Director; Advisor to Nordic Capital
Jan Gesmar-Larsen	Denmark	Director
Marisa E. Pratt	United States	Director; Director — Finance, Lilly Research Laboratories
Richard W. Roedel	United States	Director; Former Chairman and Chief Executive Officer of BDO Seidman LLP
Jerre L. Stead	United States	Director; Retired Chairman and Chief Executive Officer of Ingram Micro, Inc.
Kari-Pekka Wilska	Finland	Director; Venture Partner in Austin Ventures

Schedule II
TRANSACTIONS DURING THE PAST SIXTY DAYS BY BRIGHTPOINT, INC.
     The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by Brightpoint inclusive of any transactions effected through 4:00 pm, New York City time, on the filing date of this Schedule 13D. Except as otherwise noted, all such transactions were effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	No. of Shares	Price Per Share ($)	Transaction Type

August 15, 2007	17,000	12.9906	Purchase
August 16, 2007	4,250	13.335	Purchase
August 17, 2007	35,750	13.9804	Purchase
August 29, 2007	24,000	15	Purchase
August 30, 2007	1,500	14.97	Purchase
September 7, 2007	7,000	15.4108	Purchase
September 10, 2007	55,000	15.482	Purchase
September 18, 2007	5,800	15.4028	Purchase
September 25, 2007	8,300	15.5	Purchase
September 26, 2007	2,000	15.5	Purchase
September 27, 2007	33,900	15.4823	Purchase
September 28, 2007	1,200	15.5	Purchase
October 1, 2007	4,200	15.5	Purchase
October 2, 2007	26,500	15.4168	Purchase
October 3, 2007	15,200	15.4367	Purchase
October 4, 2007	8,400	15.23	Purchase
October 31, 2007	20,000	13.1365	Purchase
November 12, 2007	13,000	14.9619	Purchase
November 13, 2007	4,000	15.25	Purchase
November 14, 2007	26,000	15.847	Purchase
November 15, 2007	49,200	16.67	Purchase
November 16, 2007	107,800	16.8537	Purchase

EXHIBIT INDEX

Exhibit A	Press Release dated November 19, 2007 announcing the filing of this Schedule 13D by Brightpoint, Inc.

BRIGHTPOINT, INC. FILES SCHEDULE 13D IN TESSCO TECHNOLOGIES INC.
          • Brightpoint, Inc. beneficially owns 470,000 shares or 9.12%
PLAINFIELD, Ind.— November 19, 2007—Brightpoint, Inc. (NASDAQ:CELL) today announced it had filed a Schedule 13D with the Securities and Exchange Commission with respect to Brightpoint’s beneficial ownership in TESSCO Technologies Incorporated (NASDAQ: TESS). Brightpoint acquired the 470,000 shares representing the 9.12% interest reported in the filing because it believes that the shares are currently undervalued in the marketplace and represent an attractive investment opportunity.
Depending upon prevailing market conditions, other investment opportunities, the availability of shares at prices that would make the purchase of additional shares desirable and other investment considerations, Brightpoint, Inc. may increase its position in TESSCO Technologies Incorporated through, among other things, the purchase of shares on the open market or in private transactions or otherwise, and may dispose of any or all of its shares in the open market or otherwise, at any time and from time to time.
For further information, please refer to the Schedule 13D filed by Brightpoint, Inc with the Securities and Exchange Commission on November 19, 2007. This communication is not the solicitation of a proxy nor shall it constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any security.
About Brightpoint, Inc.
Brightpoint, Inc. (NASDAQ:CELL) is a global leader in the distribution of wireless devices and in providing customized logistic services to the wireless industry. In 2006, Brightpoint (including Dangaard on a pro forma basis) handled 64 million wireless devices globally. Brightpoint’s innovative services include distribution, channel development, fulfillment, product customization, eBusiness solutions, and other outsourced services that integrate seamlessly with its customers. Brightpoint’s effective and efficient platform allows its customers to benefit from quickly deployed, flexible, and cost effective solutions. The company has approximately 3,700 employees in 25 countries. Including Dangaard operations on a pro forma basis, unaudited revenue in 2006 was $4.6 billion and unaudited net income was $55 million on a pro forma basis. Additional information about Brightpoint can be found on its website at www.brightpoint.com, or by calling its toll-free Information and Investor Relations line at 877-IIR-CELL (877-447-2355).
Certain information in this press release may contain forward-looking statements regarding future events or the future performance of Brightpoint. These statements are only predictions and actual events or results may differ materially. Please refer to the documents Brightpoint files, from time to time, with the Securities and Exchange Commission; including, Brightpoint’s most recent Form 10-K and Form 10-Q and Exhibit 99.1, thereto. These documents contain and identify important risk factors that could cause the actual results to differ materially from those contained in or implied by these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date these statements were made. Brightpoint undertakes no obligation to update any forward-looking statements contained in this press release.
CONTACT:
Brightpoint, Inc.
Anurag Gupta
317-707-2355
Anurag.gupta@brightpoint.com